FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2003

WAVECOM S.A.

3,esplanade du Foncet
F-92442 Issy-Les-Moulineaux Cedex, France
Tel:  00 33 1 46 29 08 00

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-        .]

UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

and

OPERATING AND FINANCIAL REVIEW

For the nine months ended September 30, 2003

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended September 30,
	2002	2003
	Euro	Euro
Revenues :
Product sales	170,485	56,946
Technology development and other services	534	476
	171,019	57,422
Cost of revenues :
Product sales	115,918	38,496
Technology development and other services	1,431	716
	117,349	39,212
Gross profit	53,670	18,210
Operating expenses :
Research and development	14,870	15,569
Sales and marketing	5,144	4,704
General and administrative	6,632	10,694
Amortization of deferred stock-based compensation	428	—
Total operating expenses	27,074	30,967
Operating income (loss)	26,596	(12,757)
Interest income, net	787	714
Foreign exchange gain, net	981	1,231
Total financial income	1,768	1,945
Income (loss) before minority interests and income taxes	28,364	(10,812)
Minority interests (benefit)	(242)	(93)
Income (loss) before income taxes	28,606	(10,719)
Income tax expense (benefit)	11,310	(245)
Net income (loss)	17,296	(10,474)

Basic net income (loss) per share	1.16	(0.69)
Diluted net income (loss) per share	1.11	(0.69)

Number of shares used for computing :
- basic net income (loss) per share	14,971,841	15,231,484
- diluted net income (loss) per share	15,530,516	15,231,484

See notes to unaudited condensed financial statements

	Nine months ended September 30,
	2002	2003
	Euro	Euro
Revenues :
Product sales	414,595	213,196
Technology development and other services	1,060	2,151
	415,655	215,347
Cost of revenues :
Product sales	291,488	139,731
Technology development and other services	3,273	2,619
	294,761	142,350
Gross profit	120,894	72,997
Operating expenses :
Research and development	42,467	48,769
Sales and marketing	14,216	22,624
General and administrative	17,352	28,943
Amortization of deferred stock-based compensation	1,283	205
Total operating expenses	75,318	100,541
Operating income (loss)	45,576	(27,544)
Interest income, net	2,004	2,260
Foreign exchange gain (loss), net	(7,150)	63
Total financial income (loss)	(5,146)	2,323
Income (loss) before minority interests and income taxes	40,430	(25,221)
Minority interests (benefit)	(295)	(38)
Income (loss) before income taxes	40,725	(25,183)
Income tax expense (benefit)	9,878	(4,085)
Net income (loss)	30,847	(21,098)

Basic net income (loss) per share	2.07	(1.39)
Diluted net income (loss) per share	2.00	(1.39)

Number of shares used for computing :
- basic net income (loss) per share	14,905,968	15,175,084
- diluted net income (loss) per share	15,451,423	15,175,084

See notes to unaudited condensed financial statements

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31, 2002	At September 30, 2003
	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents	119,416	119,154
Short-term investments	15,112	—
Accounts receivable, net	85,921	43,373
Inventory, net	30,205	17,672
Value added tax recoverable	6,430	1,606
Prepaid expenses and other current assets	9,335	9,023
Advance tax payments and recoverable taxes	—	12,685
Deferred tax assets	3,889	1,886
Total current assets	270,308	205,399

Property and equipment, net	29,624	27,637
Goodwill, net	4,807	4,485
Long-term investments	14,152	16,530
Other assets	5,102	9,912
Deferred tax assets	8,041	9,091
Total assets	332,034	273,054

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	99,937	59,959
Accrued compensation	10,488	8,682
Other accrued expenses	36,367	47,881
Current portion of capitalized lease obligations	214	884
Deferred revenue and advances received from customers	4,100	2,516
Income tax payable	13,605	2,232
Other liabilities	179	668
Total current liabilities	164,890	122,822

Long-term portion of capitalized lease obligations	287	605
Other long-term liabilities	—	5,451
Total long-term liabilities	287	6,056

Minority interests	38	—

Shareholders’ equity :
Shares, Euro 1 nominal value, 15 338 116 shares issued and outstanding at September 30, 2003 (15 107 890 at December 31, 2002)	15,108	15,338
Additional paid-in capital	135,954	136,247
Treasury stock (156 345 shares in treasury at September 30, 2003)	—	(1,312)
Deferred compensation	(975)	(608)
Retained earnings (deficit)	16,416	(4,544)
Accumulated other comprehensive income (loss)	316	(945)
Total shareholders’ equity	166,819	144,176
Total liabilities and shareholders’ equity	332,034	273,054

See notes to unaudited condensed financial statements

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Nine months ended September 30,
	2002	2003
	Euro	Euro
Cash flows from operating activities :
Net income (loss)	30,847	(21,098)
Adjustments to reconcile net income to net cash provided from operating activities :
Depreciation and amortization of property and equipment	7,700	11,503
Amortization of deferred stock-based compensation	1,741	367
Minority interests	(295)	(38)
Goodwill revaluation	—	140
Deferred taxes	—	953
Net increase in cash from working capital items	5,378	8,120
Net cash provided (used) by operating activities	45,371	(53)
Cash flows from investing activities :
Disposal (acquisition) of short-term investments	(10,591)	15,112
Acquisition of long term investments	(10,561)	(2,378)
Repurchase of minority interests in Arguin	—	(253)
Purchases of property and equipment	(17,886)	(8,267)
Proceeds from sale of property and equipment	139	60
Net cash provised (used) by investing activities	(38,899)	4,274
Cash flows from financing activities :
Repayment of loans	(407)	—
Principal payments on capital lease obligations	(184)	(590)
Purchases of treasury stock	—	(1,312)
Exercise of stock options and founders’ warrants	727	769
Net cash provided (used) by financing activities	136	(1,133)
Effect of exchange rate changes on cash and cash equivalents	(1,243)	(3,350)
Net increase (decrease) in cash and cash equivalents	5,365	(262)
Cash and cash equivalents, beginning of period	128,972	119,416
Cash and cash equivalents, end of period	134,337	119,154

See notes to unaudited condensed financial statements

UNAUDITED CONDENSED CONSOLIDATED

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands of euro, except share data)

Prepared in accordance with U.S. generally accepted accounting principles

	Shares		Treasury stock	Additional paid in capital	Deferred Compensation	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Shareholders’ Equity

	Number	Amount
		Euro	Euro	Euro	Euro	Euro	Euro	Euro

Balance at December 31, 2002	15 107 890	15,108	—	135,954	(975)	16,416	316	166,819
Purchase of treasury stock			€(1,312)					(1,312)
Amortization of deferred compensation					367			367
Repurchase of minority interests in Arguin				(246)				(246)
Goodwill revaluation						140		140
Issuance of shares in connection with the exercise of founders’ warrants and options	230 226	230		539				769
Comprehensive income (loss):
Net loss						(21,098)		(21,098)
Other						(2)	1,196	1,194
Foreign currency translation							(2,457)	(2,457)
Total comprehensive income (loss)						(21,100)	(1,261)	(22,361)
Balance at September 30, 2003	15 338 116	15,338	(1,312)	136,247	(608)	(4,544)	(945)	144,176

See notes to unaudited condensed financial statements

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

1.  Summary of significant accounting policies

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month and nine-month periods ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. These condensed consolidated financial statements should be read in conjunction with Wavecom’s audited consolidated financial statements and footnotes thereto included in Company’s annual report on Form 20-F for the year ended December 31, 2002.

2.  Concentration of risk

For the nine-month periods ended September 30, 2002 and 2003, the top ten customers together represented 92% and 80%, respectively, of total revenues. In the nine-month period ended September 30, 2003, three customers represented revenues in excess of 10% of Wavecom’s total consolidated revenues compared to one for the same period in 2002.

Sales to customers by geographic region are summarized as follows (in thousands):

	Nine months ended September 30,
	2002	2003

Asia	€342,531	€154,529
Europe	42,205	48,074
Americas	22,714	4,287
Rest of world	8,205	8,457
	€415,655	€215,347

Geographic region is determined by the customer’s invoice address and may not indicate the final destination of product usage.

3.  Inventory

Components of inventory are:

	December 31, 2002	September 30, 2003
	(in thousands)

Purchased components and raw materials	€17,890	€9,636
Finished goods	19,708	22,183
	37,598	31,819
Provision for obsolete inventory	7,393	14,147
	€30,205	€17,672

4.  Shareholders’ Equity

At September 30, 2003, 15,338,116 shares were issued and outstanding with a nominal value of €1 per share.

A summary of the activity in outstanding warrants and stock options is as follows:

	Number of underlying shares	Weighted average exercise price per share	Price range
		€	€

Balance at December 31, 2002	2,779,096	48.32	2.29 - 150.72
Granted	709,700	9.76	8.07 - 11.40
Exercised	230,226	3.34	2.29 - 4.57
Cancelled	248,362	48.90	8.07 – 139.52
Balance at September 30, 2003	3,010,208	42.62	2.29 - 150.72

At September 30, 2003, 1,352,945 founders’ warrants, stock options and warrants were exercisable at the average price of €56.87.

OPERATING AND FINANCIAL REVIEW

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, all of which are available on the Wavecom corporate website (www.wavecom.com : the information on our website is not incorporated by reference into this document and should not be considered to be a part of this document. Our website address is included in this document as an inactive textual reference only). Our third quarter and nine months financial results included in this discussion have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

Results of Operations for the three-month and nine-month periods ended September 30, 2003 compared to the three-month and nine-month periods ended September 30, 2002

Revenues

	Three months ended September 30				% change 2002/2003
	2002	% product sales	2003	% product sales

Revenues (amounts in € 000’s)

Product sales
Wismo	163 339	95.8%	50 948	89.5%	-68.8%
Modem	7 146	4.2%	5 998	10.5%	-16.1%
Total product	170 485	100.0%	56 946	100.0%	-66.6%
Percentage of total revenues	99.7%		99.2%

Services	534		476		-10.9%
Percentage of total revenues	0.3%		0.8%

Total revenues	171 019		57 422		-66.4%

Volumes (in 000’s)
Wismo	2 838	97.8%	1 032	94.8%	-63.6%
Modem	65	2.2%	57	5.2%	-12.1%
Total Product	2 903	100.0%	1 089	100.0%	-62.5%

	Nine months ended September 30				Percent change 2002/2003
	2002	% product sales	2003	% product sales

Revenues (amounts in € 000’s)

Product sales
Wismo	387 492	93.5%	192 085	90.1%	-50.4%
Modem	27 103	6.5%	21 111	9.9%	-22.1%
Total product	414 595	100.0%	213 196	100.0%	-48.6%
Percentage of total revenues	99.7%		99.0%

Services	1 060		2 151		102.9%
Percentage of total revenues	0.3%		1.0%

Total revenues	415 655		215 347		-48.2%

Volumes (in 000’s)
Wismo	6 258	96.4%	3 971	94.9%	-36.5%
Modem	234	3.6%	213	5.1%	-9.0%
Total Product	6 492	100.0%	4 184	100.0%	-35.6%

The decrease in product revenues in 2003 compared to 2002 is due to lower volumes, lower average selling prices and the decline of the US dollar versus the euro compared to 2002. Nearly all of Wavecom’s sales from Asia-Pacific and the Americas are denominated in U.S. dollars whereas the Company’s reporting currency is euros. Therefore movements between these two currencies impact Wavecom’s reported financial results.

The lower volumes in 2003 resulted primarily from lower sales in the Asia-Pacific region, as our customers reduced orders in order to control their inventory levels and as our largest customer began to diversify its sources of supply.  The average selling price of Wismo modules continued to decline. Much of this decline is attributed to the weakening of the United States dollar against the Euro, with an average exchange rate of $1.107 for €1.00 in the first nine months of 2003 compared to an average of $0.945 for €1.00 in the first nine months of 2002.

We continued to diversify our customer portfolio in an effort to reduce our reliance on a small number of major customers.

During the first nine months of 2003, three of our customers each represented more than 10% of revenues.  All of these customers are located in the Asia-Pacific region.  Two of these customers are in the mobile telephone market and one is a distributor selling mainly into machine-to-machine applications. Our top ten customers in the first nine months of 2003 together represented 80% of total revenues compared to 91% in the first nine months of 2002. No single customer represented more than one quarter of our revenues in the first nine months of 2003, whereas our largest customer was around 70% of revenues in the first nine months of 2002.

During the third quarter of 2003, four of Wavecom’s customers each represented more than 10% of revenues.  Two were from the Asia-Pacific region, one was from the Europe, Middle East and Africa region, and one is a global distributor covering several different geographic areas. One of these customers is in the mobile telephone market, two are distributors selling mainly into machine-to-machine applications, and one is in the automotive market. Wavecom’s top ten customers in the third quarter together represented 82% of total revenues compared to 93% in the third quarter of 2002. No single customer represented more than 30% of revenues.

Service revenue arises from the sale of technical support to our customers to assist them in the integration of our Wismo module into their products. We offer this service in order to promote the sales of Wismo modules. We do not consider it to be a stand-alone business.

Cost of revenues

	Three months ended September 30				Percent change 2002/2003
	2002	% revenues (products/services/Total)	2003	% revenues (products/services/Total)

Cost of revenues (amounts in € 000’s)

Cost of product	115 918	68.0%	38 496	67.6%	-66.8%
Cost of services	1 431	268.0%	716	150.4%	-50.0%
Total cost of revenues	117 349	68.6%	39 212	68.3%	-66.6%

Gross Profit (amounts in € 000’s)

On Products	54 567	32.0%	18 450	32.4%	-66.2%
On services	-897	-168.0%	-240	-50.4%	-73.2%
Total Gross profit	53 670	31.4%	18 210	31.7%	-66.1%

	Nine months ended September 30				Percent change 2002/2003
	2 002	% revenues (products/services/Total)	2003	% revenues (products/services/Total)

Cost of revenues (amounts in € 000’s)

Cost of product	291 488	70.3%	139 730	65.5%	-52.1%
Cost of services	3 273	308.8%	2 619	121.8%	-20.0%
Total cost of services	294 761	70.9%	142 349	66.1%	-51.7%

Gross Profit (amounts in € 000’s)

On Products	123 107	29.7%	73 466	34.5%	-40.3%
On services	-2 213	-208.8%	-468	-21.8%	-78.9%
Total Gross profit	120 894	29.1%	72 998	33.9%	-39.6%

Cost of goods sold.  Cost of goods sold consists primarily of the cost of components, our manufacturers’ charges and provisions for royalty and warranty expense.

Wavecom’s ability to maintain gross margin levels on lower revenues and in the face of declining average selling prices reflects careful management of the Company’s contract manufacturers,  continuing overall favorable market for components and ongoing improvements in the production process.  The addition of a contract manufacturer located in China in the third quarter of 2002 also contributed to a lower cost structure in 2003 whereas all product assembly was performed solely in Europe until third quarter of 2002.

Cost of services.  The variability in gross profit or loss on services reflects the fact that we expense all development service costs as incurred, while we recognize service revenue only when the project is complete and the services have been accepted by the customer.

Operating expenses

	Three months ended September 30				% change 2002/2003
	2 002	% revenues	2003	% revenues

Operating expenses (amounts in € 000’s)

Research and development	14 870	8.7%	15 569	27.1%	4.6%
Sales and Marketing	5 144	3.0%	4 704	8.2%	-8.6%
General and Administrative	6 632	3.9%	10 694	18.6%	61.4%
Amortization of deferred stock-based compensation	428	0.3%		0.0%	-100.0%
Total	27 074	15.8%	30 967	53.9%	14.4%

	Nine months ended September 30				% change 2002/2003
	2 002	% revenues	2 003	% revenues

Operating expenses (amounts in € 000’s)

Research and development	42 467	10.2%	48 769	22.6%	14.8%
Sales and Marketing	14 216	3.4%	22 624	10.5%	59.1%
General and Administrative	17 352	4.2%	28 943	13.4%	66.9%
Amortization of deferred stock-based compensation	1 283	0.3%	205	0.1%	-84.0%
Total	75 318	18.1%	100 541	46.7%	33.5%

Research and development.  The increase in our research and development spending compared to 2002 reflects, in part, the development efforts related to new WISMO modules as we continued to expand our product line and improve software interfaces and development tools.  2003 spending also reflects increased costs related to the development of our own baseband and related components to be used in hardware platforms launched in the third quarter of 2003. However, expenses on projects have been rationalized since the beginning of the year and costs have been stabilized.  Therefore expenses for the third quarter 2003 are only 4.6% higher than in the third quarter 2002.

Sales and marketing.  The increase of sales and marketing expenses in 2003 reflects an increase in our presence in the Asia-Pacific and U.S. markets through our local sales offices, increases in the level of spending at tradeshows and increases in sales commissions to outside agents following a change in the channel structure in Asia in late 2002. Furthermore, following a decision taken mid-2002 to take steps to increase Wavecom’s visibility in key markets, we launched our first major print advertising campaign in the fourth quarter of 2002, which continued throughout the first half of 2003, resulting in increased advertising expenditures compared to 2002 on a year-to-date basis but on a quarterly basis, sales and marketing expenses are lower than last year mainly due to cost reduction actions.

General and administrative.  The overall increase in personnel and in the volume of business over the course of 2002 led us to reinforce the finance and support services.  The increase in G&A spending, therefore, reflects the strengthening of the finance and administrative team at headquarters and in the Asia-Pacific region, reinforcement of the information systems group and related capital expenditures, and costs associated with consolidating Wavecom’s Paris-based employees into offices in one building, moving from three separate sites.

General and administrative expenses in the third quarter of 2003 included a €3.6 million provision for loss on the exit of the three facilities vacated when we moved into our new headquarters building.  The third and largest site was vacated during the month of July 2003.  An initial €545,000 provision related solely to the first two facilities vacated was recorded in the second quarter of 2003.

Our global headcount was approximately 850 at September 30, 2003, up from 830 at September 30, 2002, but down from 880 at June 30, 2003. This headcount figures include salaried employees as well as independent contractors, which represented nearly 20% of the September 30, 2003 figure.

Deferred compensation amortization.  We recorded deferred compensation expense in connection with the issuance of founders’ warrants and stock options in September 1998 and February 1999. This deferred expense was amortized on a straight-line basis over the four-year vesting periods of the warrants and options. Deferred compensation expense related to the September 1998 grants was completely amortized at the end of September 2002 and deferred compensation expense related to the February 1999 grants was completely amortized in February 2003.

Other income (expense)

Interest income, net.  We recorded net interest income of €2,260,000 in the first nine months of 2003, compared to €2,004,000 in the same period in 2002 and net interest income of €714,000 in the third quarter of 2003, compared to €787,000 in the same period in 2002.  This is due to the higher average level of cash during the first nine months of 2003 versus 2002, partly offset by lower interest rates.

Foreign exchange gain (loss).  We had a net foreign exchange profit of €63,000 in the nine months ended September 30, 2003 compared a net loss of €7,150,000 in the same period in the prior year.  We had a net foreign exchange profit of €1,231,000 in the three months ended September 30, 2003 compared €981,000 in the same period in the prior year

In January 2003, we implemented a hedging program in order to reduce our exposure to movements in the value of the U.S. dollar against the euro. The hedging program involves the use of forward contracts as well as put and call options to hedge estimated future cash flows.

Income tax expense (benefit).  Our €4,085,000 net tax benefit in the first nine months of 2003 (expense of €9,878,000 in the first nine months of 2002), with €245,000 net tax benefit in the third quarter of 2003 (expenses of €11,310,000 in the third quarter of 2002), represents principally French research tax credits and French tax carrybacks.

Liquidity and capital resources

We had negative cash flow from operating activities of €53,000 in the nine-month period ended September 30, 2003 compared to a positive cash flow from operating activities of €45,371,000 in the first nine months of 2002 and a positive cash flow from operating activities €41,867,000 in the year ended December 31, 2002.

We had working capital (defined as current assets less current liabilities) of €82,577,000 at September 30, 2003, down from €105,418,000 at December 31, 2002.

At September, 2003, our capital lease obligations (including the current portion), amounted to €1,489,000, compared to capital lease obligations of €501,000 at the end of 2002. We had €119,154,000 in cash, cash equivalents and short-term investments at September 30, 2003 compared to €134,528,000 at December 31, 2002.

At September 30, 2003, we had commitments outstanding to purchase approximately €1.4 million in fixed assets, which are expected to be placed in service during the next two quarters. Our future capital requirements, the timing and amount of expenditures, and the adequacy of funds available to us will depend on our success in developing and selling new and existing products, as well as technological and market developments in the wireless communications industry and on other factors, such as headcount growth. Based on our current plans, we believe that existing cash and cash flows generated by operations will be adequate to satisfy our capital requirements at least through the next 12 months.

At September 30, 2003, we had purchase commitments with our third-party manufacturers for future deliveries of products, principally during the fourth quarter of 2003 and first quarter of 2004. These purchase commitments totaled approximately €48.9 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: November 28, 2003	By: /s/ Deborah Choate
Deborah Choate Chief Financial Officer